A 3/14

AB 3/11/06

06004482

SEC... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 209

SEC FILE NUMBER
8-33033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ancora Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 420
(No. and Street)

Cleveland (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley Zucker (216) 825-4002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City), OH (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chris Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ancora Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 4-14-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCORA SECURITIES, INC.

DECEMBER 31, 2005

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ANCORA SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ancora Securities, Inc. as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ancora Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

February 4, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 37,028
Commissions receivable from clearing broker and other broker-dealers	442,643
Other receivables	3,738
Marketable securities owned – At market value	378,017
Subordinated loan receivable	50,000
Due from shareholder	334,159
Other assets	11,767
Deferred tax asset	8,000
	$ 1,265,352

LIABILITIES

Accounts payable and accrued expenses	$ 173,276
Commitments	

SHAREHOLDER'S EQUITY

Common stock, Class A, no par value, 12,500 shares authorized, 1,915 shares issued and outstanding	1,237
Common stock, Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Paid-in capital	1,119,142
Deficit	(29,303)
	1,092,076
	$ 1,265,352

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commissions	$ 5,770,818
Interest and dividends	70,132
Mutual fund fees	472,953
Other	23,001
	6,336,904
EXPENSES	
Clearing expense	1,817,094
Payroll and benefits related expenses	617,393
Commissions	281,270
Communications and data processing	171,297
Occupancy	86,619
Office expenses	52,020
Professional expenses	25,026
Interest expense	22,085
Other expenses	13,063
	3,085,867
INCOME BEFORE INCOME TAXES	3,251,037
PROVISION (BENEFIT) FOR INCOME TAXES	
Current	1,326,016
Deferred	(7,400)
	1,318,616
NET INCOME	$ 1,932,421

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK CLASS A	COMMON STOCK CLASS B	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE – JANUARY 1, 2005	$ 1,237	$ 1,000	$1,119,142	$ 126,818	$1,248,197
DIVIDENDS PAID				(2,088,542)	(2,088,542)
NET INCOME				1,932,421	1,932,421
BALANCE – DECEMBER 31, 2005	$ 1,237	$ 1,000	$1,119,142	$ (29,303)	$1,092,076

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 1,932,421
Adjustments to reconcile net income to net cash used in operating activities	
Deferred taxes	(7,400)
Increase (decrease) in cash from changes in operating activities:	
Commissions receivable from clearing broker and other broker-dealers	(90,953)
Other receivables	(745)
Marketable securities owned – Net	19,711
Income taxes payable	(55,000)
Other assets	979
Accounts payable and accrued expenses	56,947
Net cash provided from operating activities	1,855,960
CASH FLOW PROVIDED FROM INVESTING ACTIVITY	
Decrease in due from shareholder	225,000
CASH FLOW USED IN FINANCING ACTIVITY	
Dividends paid	(2,088,542)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,582)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	44,610
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 37,028
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 22,085
Taxes paid	$ 1,381,016

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Ancora Securities, Inc., a wholly-owned subsidiary of Ancora Capital, Inc. (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers (NASD) specializing in selling investment securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2005, all receivables were considered collectible and no allowance was necessary.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2005, temporary differences which give rise to deferred tax assets related primarily to the book versus tax treatment of unrealized gains and losses on investments. At December 31, 2005, there was no valuation allowance required against the deferred tax asset.

The Company files a consolidated tax return with the Parent; however, it is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's income tax provision is paid to the Parent.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2005, are cash and money market funds.

Investments

Marketable securities are carried at market value with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself and other broker-dealers for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

3. SUBORDINATED LOAN RECEIVABLE

At December 31, 2005, the Company holds a secured subordinated loan receivable due from an unrelated broker-dealer. Maturity of this loan receivable is January 31, 2011, with interest earned at 9% and the loan is secured by a cash deposit in a financial institution. This loan was approved by the NASD and is subordinated to the claims of other creditors of the entity from which it is due.

At the end of 2005, this unrelated broker-dealer submitted plans to withdraw its membership in the NASD and close the business. According to NASD and SEC rules, the membership withdrawal becomes effective 60 days after its submission. After this 60 day period, the unrelated broker-dealer is expected to pay back the loan.

4. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital may fluctuate on a daily basis. At December 31, 2005, Ancora Securities, Inc. had net capital of $627,913, which was $377,913 in excess of its required net capital of $250,000. Ancora Securities Inc.'s ratio of aggregate indebtedness to net capital was .28 to 1.

NOTES TO THE FINANCIAL STATEMENTS

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. MARKETABLE SECURITIES - OWNED

At December 31, 2005, marketable securities owned by the Company represented mutual funds and other securities at market value. Shares of stock in the Ancora Income Fund Class D (a fund of Ancora Trust, which is managed by Ancora Advisors LLC) comprised 99% of the Company's total investments at December 31, 2005. Approximately $110,000 of securities are in a restricted account, which acts as a clearing deposit with the Company's clearing broker pursuant to its clearing agreement.

7. DUE FROM SHAREHOLDER

At December 31, 2005, due from shareholder consisted of a non-interest bearing, unsecured receivable from the Parent. During 2005, the Parent repaid $225,000 to the Company against this shareholder receivable.

8. SHAREHOLDER'S EQUITY

The shareholder is entitled to one vote per share for Class A common stock and ten votes per share for Class B common stock.

9. RELATED PARTY TRANSACTIONS

Ancora Advisors LLC is a registered investment advisor with the Securities and Exchange Commission of the United States and is an affiliate due to common control. Certain accounts are clients of both the Company and Ancora Advisors LLC.

The Company also processes transactions with certain mutual funds and a hedge fund controlled by Ancora Trust and Ancora Advisors LLC, respectively. The Chairman of the Board of Trustees of Ancora Trust, and the majority shareholder of Ancora Advisors LLC, is the majority shareholder of the Parent. Portfolio transactions for these funds through the Company resulted in commissions of $98,403 for 2005. The Company also received service fees from these funds of $162,479 for 2005.

10. COMMITMENTS

The Company has a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses shall be paid by the Parent on behalf of the Company. Payments are made to the Parent to cover these expenses monthly in the amount of $48,245. Payments to the Parent covered expenses totaling $748,381 in 2005.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL	
Total shareholder's equity	$1,092,076
Less: Non-allowable assets:	
Due from shareholder	334,159
Subordinated loan receivable	50,000
Other assets	15,066
Deferred tax asset	8,000
	407,225
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	684,851
Haircuts on securities	56,938
NET CAPITAL	$ 627,913
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 173,276
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 11,552
MINIMUM REQUIRED NET CAPITAL	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 377,913
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.28 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2005 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2005
Net capital, as reported in Company's Form X-17a-5, Part IIA,	$ 572,913
Non-allowable deferred tax asset	(7,400)
Net audit adjustments	
Provision for income taxes	(1,318,616)
Dividends	1,381,016
Net capital, as reported in Schedule I	$ 627,913

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

SHAREHOLDER
ANCORA SECURITIES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Ancora Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

February 4, 2006
Westlake, Ohio